UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

	Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	6
Statements of Net Assets Available for Benefits	7
Statements of Changes in Net Assets Available for Benefits	8

Notes to the Financial Statements	9	-	15

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at Year End)	16	-	17

Signatures	18

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2019

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2018	Dec. 31, 2017
Assets
Investments at fair value:
General investments (Note 6)	$356,237,013	$383,140,718
Value of interest in Master Trust (Note 4 and 6)	69,587,091	81,083,715
Total investments	425,824,104	464,224,433

Receivables:
Xcel Energy contributions (Note 3)	9,058,298	8,325,629
Employee contributions (Note 3)	—	1,451
Notes receivable from participants (Note 7)	6,657,268	6,238,211
Total receivables	15,715,566	14,565,291

Net assets available for benefits	$441,539,670	$478,789,724

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2018	2017
Contributions:
Xcel Energy	$9,058,298	$8,325,629
Employee	20,013,607	17,793,160
Total contributions	29,071,905	26,118,789

Investment income:
Plan interest in income from Master Trust (Note 4)	3,484,667	16,442,343
Interest and dividends	13,108,166	11,650,845
Net (depreciation) appreciation in fair value of interest in mutual funds, self-directed brokerage accounts, and collective trusts	(29,196,011)	47,726,481
Total investment income	(12,603,178)	75,819,669

Interest on notes receivable from participants	318,516	270,096

Benefits paid to participants	(53,682,417)	(68,513,196)
Administrative expenses (Note 1)	(354,880)	(334,755)

Net (decrease) increase in net assets available for benefits	(37,250,054)	33,360,603

Net assets available for benefits at beginning of year	478,789,724	445,429,121
Net assets available for benefits at end of year	$441,539,670	$478,789,724

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at year end) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 26, 2019

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Net Assets Available for Benefits

	Dec. 31, 2018	Dec. 31, 2017
Assets
Investments at fair value:
General investments (Note 6)	$76,424,529	$73,570,482
Value of interest in Master Trust (Note 4 and 6)	37,358,492	45,000,370
Total investments	113,783,021	118,570,852

Receivables:
Xcel Energy contributions (Note 3)	1,886,104	1,866,886
Notes receivable from participants (Note 7)	3,375,739	3,059,615
Total receivables	5,261,843	4,926,501

Net assets available for benefits	$119,044,864	$123,497,353

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

	Year Ended Dec. 31
	2018	2017
Contributions:
Xcel Energy	$1,886,104	$1,866,886
Employee	5,603,556	5,298,135
Total contributions	7,489,660	7,165,021

Investment income:
Plan interest in income from Master Trust (Note 4)	2,109,950	9,115,213
Interest and dividends	1,730,787	1,549,255
Net (depreciation) appreciation in fair value of interest in mutual funds, self-directed brokerage accounts, and collective trusts	(6,401,995)	8,854,253
Total investment income	(2,561,258)	19,518,721

Interest on notes receivable from participants	155,443	138,583

Benefits paid to participants	(9,385,820)	(10,019,335)
Administrative expenses (Note 1)	(150,514)	(141,085)

Net (decrease) increase in net assets available for benefits	(4,452,489)	16,661,905

Net assets available for benefits at beginning of year	123,497,353	106,835,448
Net assets available for benefits at end of year	$119,044,864	$123,497,353

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.” Participants should refer to their respective Plan Document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General – The Plans are defined contribution benefit plans which provide eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the EIP Savings Plan and the BU Savings Plan, Xcel Energy contributes the employer matching contribution in cash. The participant deferrals and matching contributions are invested into one or more investment funds as elected by the participants.

Plan and Trust Management – The Plan administrator is Xcel Energy and has authority to control and manage the operation and administration of the Plan. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plan’s assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust. See Note 4 for further discussion. The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets – Assets are typically transferred amongst plans when a participant moves from one benefit plan to another within Xcel Energy. In 2018 and 2017, there were no participant assets transferred from (or into) the EIP Savings Plan or the BU Savings Plan.

Eligibility

BU Savings Plan
All regular, full-time employees of Xcel Energy whose collective bargaining agreement allows for participation in the Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy subsidiary Public Service Company of Colorado, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible.

EIP Savings Plan
All regular, full-time employees of Xcel Energy whose collective bargaining agreement allows for participation in the Plan as soon as it is administratively feasible following their date of hire.

Employee and Employer Contributions – Each plan allows participants to contribute a portion of their compensation as pre-tax and allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows participant after-tax contributions. The EIP Savings Plan allows Roth 401(k) after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits may be distributed after termination of employment, disability, or death (payable to designated beneficiary) in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits may be distributed after termination of employment, disability, or death (payable to designated beneficiary) in the form of a single lump sum or installments, rollover to an IRA or another employer’s qualified plan.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000 at a distributable event, the participant may defer distribution until age 70½, unless the participant consents in writing to commence distributions at an earlier date.  If the total amount is less than $1,000, the Plan Administrator will schedule a payment date and the amount will be distributed as soon as it is administratively possible. All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice.  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts – For both Plans, each participant’s account is credited with the participant’s contribution and Xcel Energy’s matching contribution.

Forfeited Amounts – For the plan years ended Dec. 31, 2018 and 2017, Xcel Energy used no forfeitures in the Retirement component of the Plan to reduce employer contributions.

Plan Termination – While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide at any time in whole or in part for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant, as applicable. The Vanguard Brokerage Option annual account maintenance fee and the annual plan recordkeeping fee are paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan.

Xcel Energy Inc. Common Stock Dividends

BU Savings Plan
Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are paid quarterly to Plan participants in cash as a taxable distribution.

EIP Savings Plan
Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties – The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements – The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Stock Fund held within the Master Trust, collective trusts, and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value, calculated as $1 per share, and thus are included in the Fair Value hierarchy as Level 1 investments (see note 6).  The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices.

Collective trusts include investments in retirement target date trusts, which have been assigned as Level 2, and are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2018, and 2017, and there are no restrictions on redemption.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the self-directed brokerage accounts, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as deemed distributions based on the terms of the Plan document.

Investments – The Plans’ net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements

Master Trust Reporting – In February 2017, the Financial Accounting Standards Board (FASB) issued Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 967), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU No. 2017-06).  The amendments in this update state that for each master trust in which a plan holds an interest, a plan's interest in that master trust and any change in that interest are required to be presented in separate line items in the Statement of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits.  It also removes the requirement to disclose the percentage interest in master trust for plans with divided interest, but requires plans to disclose the dollar amount of their interest by investment type.  This guidance will be effective for fiscal years beginning after Dec. 15, 2018.  The Plan does not expect the adoption of ASU 2017-06 to have a material impact on the Plan’s financial statements.

Recently Adopted Accounting Pronouncements

Classification and Measurement of Financial Instruments – In 2016, the FASB issued Recognition and Measurement of Financial Assets and Financial Liabilities, Subtopic 825-10 (ASU No. 2016-01), which eliminated the available-for-sale classification for marketable equity securities and also replaced the cost method of accounting for non-marketable equity securities with a model for recognizing impairments and observable price changes. Xcel Energy implemented the guidance on Jan. 1, 2018 and the adoption impacts were not material.

3.    PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $18,500 and $18,000 in 2018 and 2017, respectively, and after-tax contributions cannot exceed 20 percent of their annual compensation.  Participants who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $6,000 in 2018 and 2017. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent Plan year.

EIP Savings Plan
Participants may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30 percent of their base pay or $18,500 and $18,000 in 2018 and 2017, respectively.  Participants who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth) up to $6,000 in 2018 and 2017.  The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to particiapnts during the subsequent Plan year.

The EIP Savings Plan has an automatic enrollment program for newly hired/rehired full-time employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of base pay (4 percent pre-tax in 2018 and 2017), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All participants in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The 2018 employer contributions were paid in February 2019. The contribution is based on each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the employee on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter. The 2018 employer contributions were paid in February 2019.  The contribution is based on each employee’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions – Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  For the 2018 and 2017 Plan years, Xcel Energy matching contributions made to the BU Savings Plan and the EIP Savings Plan were paid in cash and invested in accordance with the participant’s investment election.

4.    INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of each Plan’s interest in the Master Trust is based on the beginning of the year value of the interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and each Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The BU Savings Plan’s interest in the Master Trust was approximately 1,401,553 shares, or 17.8 percent, and 1,672,864 shares, or 18.5 percent, at Dec. 31, 2018 and 2017, respectively. The EIP Savings Plan’s interest in the Master Trust was approximately 752,437 shares, or 9.5 percent, and 928,417 shares, or 10.3 percent at Dec. 31, 2018 and 2017, respectively. Interest in income from the Master Trust for the BU Savings Plan was 17.1 percent and 19.1 percent, respectively, as of and for the years ended Dec. 31, 2018 and 2017. Interest in income from the Master Trust for the EIP Savings Plan was 10.4 percent and 10.6 percent, respectively, as of and for the years ended Dec. 31, 2018 and 2017. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2018 and 2017 are summarized below:

	2018	2017
Investments at fair value:
Xcel Energy Stock Fund	$391,470,404	$437,638,909

BU Savings Plan value of interest in Master Trust	$69,587,091	$81,083,715

EIP Savings Plan value of interest in Master Trust	$37,358,492	$45,000,370

Master Trust income for the years ended Dec. 31, 2018, and 2017 is as follows:

	2018	2017
Total interest, dividend and other income	$12,690,908	$13,569,579
Realized and unrealized gain in Xcel Energy Stock Fund	7,651,015	72,556,726
Total Master Trust net gain	$20,341,923	$86,126,305

BU Savings Plan interest in income from Master Trust	$3,484,667	$16,442,343

EIP Savings Plan interest in income from Master Trust	$2,109,950	$9,115,213

The BU Savings Plan interest in income from the Master Trust of $3,484,667 includes interest and dividend income of $2,280,327 and appreciation of $1,204,340 for the year ended Dec. 31, 2018. For the year ended Dec. 31, 2017, interest in income from the Master Trust of $16,442,343 includes interest and dividend income of $2,555,464 and appreciation of $13,886,879.

The EIP Savings Plan interest in income from the Master Trust of $2,109,950 includes interest and dividend income of $1,280,355 and appreciation of $829,595 for the year ended Dec. 31, 2018. For the year ended Dec. 31, 2017, interest in income from the Master Trust of $9,115,213 includes interest and dividend income of $1,443,304 and appreciation of $7,681,910.

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated March 24, 2017 and March 13, 2017, respectively, that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC and the Plans continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the financial statements of the Plans.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock. The collective trusts are not actively traded on an exchange.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$201,430,255	$—	$—	$201,430,255
Collective Trusts	—	123,412,770	—	123,412,770
Self-Directed Brokerage Accounts	4,552,727	12,794	—	4,565,521
Money Market Funds	26,828,467	—	—	26,828,467
Plan Interest in Master Trust:
Xcel Energy Stock Fund	69,587,091	—	—	69,587,091
Total	$302,398,540	$123,425,564	$—	$425,824,104

	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$225,347,692	$—	$—	$225,347,692
Collective Trusts	—	124,865,717	—	124,865,717
Self-Directed Brokerage Accounts	6,046,846	34,841	—	6,081,687
Money Market Funds	26,845,622	—	—	26,845,622
Plan Interest in Master Trust:
Xcel Energy Stock Fund	81,083,715	—	—	81,083,715
Total	$339,323,875	$124,900,558	$—	$464,224,433

EIP Savings Plan	Dec. 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual Funds	$35,761,786	$—	$—	$35,761,786
Collective Trusts	—	34,897,549	—	34,897,549
Self-Directed Brokerage Accounts	241,378	—	—	241,378
Money Market Funds	5,523,816	—	—	5,523,816
Plan Interest in Master Trust:
Xcel Energy Stock Fund	37,358,492	—	—	37,358,492
Total	$78,885,472	$34,897,549	$—	$113,783,021

	Dec. 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual Funds	$35,403,817	$—	$—	$35,403,817
Collective Trusts	—	33,450,994	—	33,450,994
Self-Directed Brokerage Accounts	310,856	—	—	310,856
Money Market Funds	4,404,815	—	—	4,404,815
Plan Interest in Master Trust:
Xcel Energy Stock Fund	45,000,370	—	—	45,000,370
Total	$85,119,858	$33,450,994	$—	$118,570,852

For the years ended Dec. 31, 2018 and 2017, there were no transfers in or out of Levels 1 or 2.

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plans allow participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  For the BU Savings Plan, interest rates on outstanding loans at Dec. 31, 2018 range from 4.25 percent to 6.25 percent with maturities ranging from 2019 to 2033.  Interest rates on outstanding loans at Dec. 31, 2017 range from 4.25 percent to 6.25 percent with maturities ranging from 2018 to 2032. For the EIP Savings Plan, interest rates on outstanding loans at Dec. 31, 2018 range from 4.25 percent to 8.25 percent with maturities ranging from 2019 to 2033.  Interest rates on outstanding loans at Dec. 31, 2017 range from 4.25 percent to 8.25 percent with maturities ranging from 2018 to 2031.

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plans’ investments include shares of Xcel Energy Inc. common stock.  For the BU Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $532,590 at Dec. 31, 2018, and $602,231 at Dec. 31, 2017.  For the EIP Savings Plan, on the Statement of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $285,926 at Dec. 31, 2018, and $334,230 at Dec. 31, 2017.

The Plans also invest in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plans.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The BU Savings Plan incurred fees for investment management and recordkeeping services of $354,880 for the year ended Dec. 31, 2018, and $334,755 for the year ended Dec. 31, 2017.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $150,514 for the year ended Dec. 31, 2018, and $141,085 for the year ended Dec. 31, 2017.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2018 and 2017, and for the years ended Dec. 31, 2018 and 2017, as applicable:

BU Savings Plan:

	2018	2017
Net assets available for benefit per the financial statements	$441,539,670	$478,789,724
Deemed distributions of participant loans	(8,377)	(23,742)
Net assets available for benefit per the Form 5500	$441,531,293	$478,765,982

	2018	2017
Increase in net assets available for benefit per the financial statements	$(37,250,054)	$33,360,603
Deemed distributions activity	15,366	(9,586)
Net income per the 5500	$(37,234,688)	$33,351,017

EIP Savings Plan:

	2018	2017
Net assets available for benefit per the financial statements	$119,044,864	$123,497,353
Deemed distributions of participant loans	(13,928)	(11,910)
Net assets available for benefit per the Form 5500	$119,030,936	$123,485,443

	2018	2017
Increase in net assets available for benefit per the financial statements	$(4,452,489)	$16,661,905
Deemed distributions activity	(2,018)	(7,330)
Net income per the 5500	$(4,454,507)	$16,654,575

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #005)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2018

	Identity of Issue	Investment Type	Current Value
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	$82,397,038
*	Plan's Interest in Master Trust	Master Trust	69,587,091
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	47,138,664
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	35,959,121
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	29,502,625
*	Vanguard Federal Money Market Fund	Money Market Fund	26,828,467
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	26,037,518
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	17,557,094
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	9,722,192
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	8,852,263
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	7,625,619
*	Vanguard Emerging Markets Stock Index Fund Admiral Shares	Registered Investment Company	7,351,816
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	6,676,961
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	6,376,101
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	6,108,123
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	5,672,060
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	5,418,901
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	4,659,565
*	Self-Directed Brokerage Accounts	Self-Directed Brokerage	4,565,521
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	4,326,577
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	3,868,582
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	3,781,617
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	3,322,976
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	1,550,591
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	558,996
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	378,025
	Total Investments		$425,824,104

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-6.25% with maturities ranging from 2019 thru 2033	$6,648,891
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
(EIN: 41-0448030) (Plan #006)

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at Year End) as of Dec. 31, 2018

	Identity of Issue	Investment Type	Current Value
*	Plan's interest in Master Trust	Master Trust	$37,358,492
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust	10,169,142
*	Vanguard Developed Markets Index Fund Institutional Plus Shares	Registered Investment Company	8,617,969
*	Vanguard Institutional Total Bond Market Index Trust	Common/Collective Trust	7,513,630
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	6,605,154
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	6,380,767
*	Vanguard Mid-Cap Index Fund Institutional Plus Shares	Registered Investment Company	5,702,333
*	Vanguard Federal Money Market Fund	Money Market Fund	5,523,816
*	Vanguard Value Index Fund Institutional Shares	Registered Investment Company	2,744,087
*	Vanguard Small-Cap Index Fund Institutional Plus Shares	Registered Investment Company	2,616,189
*	Vanguard Emerging Markets Stock Index Fund Institutional Shares	Registered Investment Company	2,309,104
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	2,211,292
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	2,062,222
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	2,056,821
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	1,803,932
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	1,675,519
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	1,657,307
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	1,513,245
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	1,500,722
*	BlackRock Total Return Bond Fund; Class M	Common/Collective Trust	1,166,514
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust	887,405
*	Vanguard Inflation-Protected Securities Fund Institutional Shares	Registered Investment Company	786,183
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	403,815
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust	274,663
*	Self-Directed Brokerage Accounts	Self-Directed Brokerage	241,378
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	1,320
	Total Investments		$113,783,021

*	Notes Receivable from Participants, less Deemed Distributions	4.25%-8.25% with maturities ranging from 2019 thru 2033	$3,361,811
*	Party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2019.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage
Senior Vice President, Controller
Member, Pension Trust Administration Committee